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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON DRILLS 1,422 G/T SILVER EQUIVALENT

OVER 8.9 METRES AT PLATOSA

Toronto, Ontario – February 25, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce results from underground expansion and exploration drilling at the Platosa Mine in Durango, Mexico.

Highlights

●	Further definition and expansion of the Rodilla, NE-1S and Pierna Mantos, with diamond drilling results from underground including:

○	1,422 g/t silver equivalent (“AgEq”) over 8.9 metres (1,023 g/t Ag, 9.3% Pb, 4.5% Zn and 0.1 g/t Au) in EX20UG491, including 4,623 g/t AgEq over 2.2 metres (3,499 g/t Ag, 29.7% Pb, 10.3% Zn and 0.1 g/t Au);
○	1,092 g/t AgEq over 2.4 metres (673 g/t Ag, 6.7% Pb and 7.1% Zn) in EX20UG493;
○	1,539 g/t AgEq over 1.6 metres (1,258 g/t Ag, 7.5% Pb, 2.4% Zn and 0.1 g/t Au) in EX20UG506; and
○	984 g/t AgEq over 4.0 metres (721 g/t Ag, 4.1% Pb and 4.5% Zn) in EX21UG515;

●	Drilling underway to define and discover new mineralization in an area of the Platosa deposit that was never effectively drilled from surface – the Gap Zone – with 300 metres of potential mineralized strike to be explored.

“Initial drilling from the top of the Gap Zone has returned compelling high grade results,” stated Ben Pullinger, Senior Vice President Geology & Corporate Development. “This sub-vertical structure connects the 623 and NE-1S mantos and represents a significant opportunity to define additional mineralization at Platosa. We also continue to define and add further tonnage around known manto mineralization.”

Exploration Results

The following table shows highlighted intervals from the current definition and infill program being conducted from underground at Platosa:

	Interval(1)		Interval(2)	Ag	Pb	Zn	Au	AgEq(3)
Hole ID	From	To	metres	g/t	%	%	g/t	g/t	Area
EX20UG488	21.8	23.3	1.5	439	5.5	6.7	-	811	Pierna
including	21.8	22.5	0.7	607	7.3	9.8	-	1,130
and	29.3	29.9	0.6	195	5.1	6.4	-	545
EX20UG490	36.0	37.1	1.1	156	1.6	9.6	-	524	Pierna
including	36.4	37.1	0.6	201	2.5	11.9	-	674
EX20UG491	67.6	76.5	8.9	1,023	9.3	4.5	0.1	1,422	Rodilla
including	67.6	69.8	2.2	3,499	29.7	10.3	0.1	4,623
EX20UG492	69.2	69.4	0.3	356	5.5	2.9	-	599	Rodilla
EX20UG493	58.1	60.5	2.4	673	6.7	7.1	-	1,092	NE-1S
including	58.9	59.8	0.9	1,384	13.0	11.0	0.1	2,101
EX20UG497	90.8	93.8	3.1	208	2.8	6.9	-	516	NE-1S
including	92.1	93.0	1.0	507	6.2	19.2	-	1,323
EX20UG499	93.1	94.5	1.4	114	1.6	1.7	-	212	NE-1S
EX20UG502	24.0	25.9	1.9	789	7.1	6.2	0.1	1,190	NE-1S
including	24.5	25.1	0.7	1,130	7.6	12.8	0.2	1,778
EX20UG503	24.1	27.8	3.7	508	4.0	7.4	-	866	NE-1S
including	24.8	26.0	1.3	796	4.7	14.2	-	1,408
EX20UG506	28.5	30.0	1.6	1,258	7.4	2.4	0.1	1,539	623
including	28.5	28.9	0.5	3,376	16.0	0.1	-	3,791
EX20UG508	31.1	32.4	1.3	606	6.0	0.9	-	791	NE-1S
including	31.7	32.1	0.4	1,931	18.8	2.6	0.1	2,508
EX20UG509	37.2	37.5	0.3	1,612	9.2	4.7	-	2,012	NE-1S
EX21UG513	59.3	59.6	0.3	408	1.5	0.2	-	454	NE-1
EX21UG514	33.8	35.1	1.2	261	3.3	7.5	-	603	Gap
EX21UG515	22.6	26.6	4.0	721	4.1	4.5	-	984	Gap
including	23.4	24.0	0.6	1,082	1.7	6.6	-	1,353
and	26.0	26.6	0.6	1,980	10.0	0.8	-	2,264

(1)	From-to intervals are measured from the drill collar, with drill holes marked UG or PH drilled from underground stations.
(2)	All intervals are reported as core length with true widths estimated to be between 50 and 95%.
(3)	AgEq in drill results assumes $24.00 Ag, $0.90 Pb, $1.20 Zn and $1,800 Au with 100% metallurgical recovery.

Drilling from underground continues to define and expand known mineralization ahead of production at the Pierna, NE-1 and NE-1S Mantos. Most significantly, drilling into the Gap Zone (see figure 1), a zone of vertical mineralization inadequately tested with vertical holes drilled from surface, provides a significant opportunity to add additional mineralization along a target approximately 300 metres along strike with a vertical extent of 30-40 metres. This target will be a priority for the 2021 program and remains open to the south of the deposit, where drilling from surface at the 10-20 target has intersected mineralization beyond the current extent of the Platosa mineral footprint.

PLATOSA MINE – UG INFILL AND EXPANSION DRILLING

Targeting vertical mineralization linking 623 to NE-1S

Composite longitudinal section
Looking SW
N
Pierna
NE-1
NE-1S
Rodilla
623
0
200
Rodilla
Pierna
623
Gap Zone
NE-1
NE-1S
Open to 10-20 target
EX09LP605
0.4 m @ 600 g/t AgEq
EX08LP603
15.3 @ 1,250 g/t AgEq
EX20UG488
1.5 m @ 811 g/t AgEq
Including
0.7 m @ 1,130 g/t AgEq
EX20UG490
1.1 m @ 524 g/t AgEq
623
EX20UG502
1.9 m @ 1,190 g/t AgEq
Including
0.7 m @ 1,778 g/t AgEq
EX20UG503
3.7 m @ 866 g/t AgEq
Including
1.3 m @ 1,408 g/t AgEq
EX20UG506
1.6 m @ 1,539 g/t AgEq
Including
0.5 m @ 3,791 g/t AgEq
EX20UG508
1.3 m @ 791 g/t AgEq
Including
0.4 m @ 2,508 AgEq
EX20UG509
0.3 m @ 2,012 g/t AgEq
Gap
EX21UG514
1.2 m @ 603 g/t AgEq
EX21UG515
4.0 m @ 984 g/t AgEq
Including
0.6 m @ 1,353 g/t AgEq
And
0.6 m @ 2,264 g/t AgEq
Rodilla
EX20UG491
8.9 m @ 1,422 g/t AgEq
Including
2.2 m @ 4,623 g/t AgEq
EX20UG493
2.4 m @ 1,092 g/t AgEq
Including
0.9 m @ 2,101 g/t AgEq
EX20UG494
2.0 m @ 460 g/t AgEq
And
1.7 m @ 365 g/t AgEq
EX20UG497
3.1 m @ 516 g/t AgEq
Including
1.0 m @ 1,323 g/t AgEq
Gap zone intersection
Drillhole with mineralized intercept
No significant results
Planned holes
Historical intersections in gap zone
0
25
50
75
100

EXCELLON RESOURCES

Platosa drill core samples are prepared and assayed by SGS Minerals Services in Durango, Mexico. The lab is accredited to ISO/IEC 17025. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person.

Qualified Person

Mr. Ben Pullinger, P.Geo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: February 25, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer